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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


                                                 Commission File Number 33-48183
                                                                        --------
(Check One)
[ ] Form 10-K and Form 10-KSB                     [ ] Form 11-K
[ ] Form 20-F        [X] Form 10-Q and Form 10-QSB           [ ] Form N-SAR

     For Period Ended:  June 24, 1996
                        -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                        American Restaurant Group, Inc.
                        -------------------------------
                            Full Name of registrant

                           -------------------------
                           Former Name if Applicable

                      450 Newport Center Drive, Suite 600
           ---------------------------------------------------------
           Address of principal executive office (Street and Number)

                        Newport Beach, California  92660
                        ---------------------------------
                            City, State and Zip Code


                                    PART II
                            RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check appropriate box)

     [X]      (a)     The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;

     [X]      (b)     The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]      (c)     The accountant's statement or other exhibit required by
              Rule 12b-25 (c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         On August 2, 1996 the Company distributed a consent solicitation to the holders of its 12% senior secured notes which, among other things, proposes waiving a default under a net worth maintenance covenant. The Company expects to receive the consent of the requisite majority of holders by August 12, 1996 and, accordingly, the Company is requesting an extension until August 13, 1996.


                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

      William J. McCaffrey, Jr.         (714)                  721-8000
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              (Name)                 (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        American Restaurant Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 7, 1996                 By  /s/ WILLIAM J. McCAFFREY, JR.
      -------------------------               -------------------------------
                                                  William J. McCaffrey, Jr.
                                                  Chief Financial Officer,
                                                  Vice President, Treasurer,
                                                  Assistant Secretary and
                                                  Director

         Instruction: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)